

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2021

Kenneth Cornick
Chief Financial Officer
Clear Secure, Inc.
65 East 55th Street, 17th Floor
New York, NY 10022

  Re: Clear Secure, Inc.
    Draft Registration Statement on Form S-1
    Submitted April 16, 2021
    CIK: 0001856314

Dear Mr. Cornick:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please revise to disclose that you intend to contribute the net proceeds from this offering to Alclear in exchange for Alclear Units.

Prospectus Summary
COVID-19, page 2

2. Please balance your disclosure regarding revenues by also discussing your net losses in 2019 and 2020.

Trusted and Extensible Brand with Passionate Member Base, page 6

3.   We note your disclosure that your average 2020 Net Promoter Score ("NPS") score of 75 is a reflection of the passion of your members. Please revise to provide additional context for NPS including how it is calculated and what the number represents as well as the range of possible scores.

The Reorganization Transactions, page 11

4.   Please revise to provide a table that clearly identifies the economic and voting interests of each class of investors as a result of the reorganization with an eye towards highlighting the voting and economic rights public investors in this offering will have post-reorganization. Also revise the organizational chart to disclose which entities are tax blocker corporations.

Summary Selected Historical and Pro Forma Condensed Consolidated Financial and Other Data, page 21

5.   Please expand the disclosure of Non-GAAP Financial Measures on page 22 to include the most relevant GAAP measures in the chart provided.

Use of Proceeds, page 68

6.   We note that you may use the proceeds to finance growth through the acquisition of, or investment in, businesses, products, services or technologies that are complimentary to you current business, through mergers, acquisitions or other strategic transactions. Please expand the disclosure to state whether you have identified any potential acquisition targets to date. Please revise the disclosure on pages 19 and 31 accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 73

7.   We note on page 73 that the pro forma financial information assumes that no exchanges of Alclear Units have occurred as of the transaction and therefore there is no increase in tax basis in Alclear Holdings' assets or other tax benefits that may be realized. Please disclose the maximum estimated amount of payments to be made over the next 15 years under the Tax Receivable Agreement.

8.   We note that the Founder Post-IPO Member can exchange their Alclear Units and Class D shares for either Class B common stock or cash at the registrant's option. We also note that the Founder Post-IPO Member will control the registrant and therefore be able to elect all board members. Please include disclosure in the notes to the pro forma condensed consolidated balance sheet explaining the classification, i.e. temporary equity or permanent equity, for Alclear Units and Class A, B, C and D common stock.

Selected Historical Consolidated Financial Data, page 79

9.   Please refer to your income statement and revise your tabular presentations of financial information so that they read consistently from left to right in the same chronological order throughout the filing. Similarly, numerical data included in narrative sections should be consistently ordered. Refer to SAB Topic 11:E.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 81

10.   We note your disclosure here and elsewhere that your largest CLEAR Plus acquisition channel is in-airport. Please revise to quantify the percentage of your new member acquisitions that come from the in-airport enrollments.

How We Generate Revenue, page 81

11.   You state that your partners typically pay you based on the number of members or transaction volume. Please disclose the percentage of revenue that you derive from your partners. To the extent that any one partner contributes a material portion of your revenue, please discuss any agreements.

Non-GAAP Financial Measures, page 82

12.   Please remove the adjustment for the net change in deferred revenue from the calculation of your non-GAAP measure identified as Adjusted EBITDA. We refer you to the guidance in the answer to Question 100.04 of the Division's C&DIs on non-GAAP Financial Measures.

Key Performance Indicators, page 83

13.   We note on page 81 that you offer a family plan for an additional $50 per additional family member as compared to the price of CLEAR Plus of $179 per year per member. We also note that you offer free trials, promotional pricing and several types of discounts. Please expand your disclosure to include a more granular presentation that also includes the number of Annual CLEAR Plus Net Member Enrollments as of the end of the period in addition to the Total Cumulative Enrollments, which also include memberships cancelled since inception, in order for the reader to ascertain changes in revenues due to price versus volume required pursuant to Financial Reporting Codification section 501.04. Please also consider disclosing the impact of discounts on your revenue per paying member for discounts, if material.

14.   We note that you sell CLEAR Plus memberships for $179 and also sell additional family member memberships for only $50. Please clarify each of your enrollment performance indicators with regard to whether such measures include only one member per family or also include additional family members. If your performance measure includes all family members separately, disclose the number of additional family members separately or tell

us why you believe such information is not necessary in order to determine changes in revenues due to price versus volume, as required pursuant to Financial Reporting Codification section 501.04.

15.   We note on page 101 that you discuss trends in growth of platform members that are higher than growth in paying members. Please expand MD&A to include a discussion of these trends, including any additional performance indicators necessary to understand such trends, such as paying members and platform members. Please also disclose the number of limited time free trials as of the end of the period, if such members are included in your other membership key performance indicators. If these non-paying members are not included in your key performance indicators disclosed, please expand the disclosure to note the exclusion.

16.   We note that Total Cumulative Platform Usage includes usage of your platform at sports and entertainment venues and engagement with Health Pass among other engagements separate from in-airport verifications. We further note that revenue from sports stadiums and Health Pass is immaterial. To the extent material, please revise to quantify the underlying usage statistics for each vertical and whether there are any known trends regarding usage.

Key Factors Affecting Performance
Maintaining strong unit economics, page 85

17.   We note that you disclose the Lifetime Value relative to your average Customer Acquisition Cost for CLEAR Plus member who joined in 2019. Please expand the discussion to include the amount for earlier years if there has been a material trend in this performance factor for members who joined in periods prior to 2019.

Revenue, page 88

18.   Please expand the discussion of revenues to separately discuss and quantify changes in revenues due to changes in price, net of discounts and volume.

Comparison of the Years Ended December 31, 2020 and 2019
Operating Expenses, page 89

19.   We note on page 87 that you recognize Revenue Share Fee expenses on both a per member and fixed fee basis. Please expand the discussion to discuss the impact on Revenue Share due to changes in per member fees as compared to fixed fees, noting any trends in either the type or amount of fees from period to period. Please also discuss changes or trends in concessions granted, if material.

Business, page 94

20.   To the extent material, please disclose the material terms of the 10-year agreement with the Transportation Security Administration, including any termination provisions.

Financial Statements - Clear Secure, Inc.
Note 4. Subsequent Events, page F-4

21.   We note on page 50 that you will be required to make payments under the tax receivable agreement over the next 15 years. Please expand the notes to the financial statements to include disclosure of your commitments under the tax receivable agreement with CLEAR Post-IPO Members, including an estimate of the aggregate amount to be paid over the next 15 years and the percentage and amount to be paid to CLEAR Post-IPO Members.

22.   Please also provide subsequent events disclosure for the reorganization and changes in capital structure, including the terms of the new classes of common stock to be issued.

Financial Statements - ALCLEAR HOLDINGS, LLC
Consolidated Statements of Operations, page F-7

23.   Separately disclose cost of services on your income statement pursuant to Rule 5-03(b)2(d) of Regulation S-X.

Note 4. Prepaid Expenses and Other Current Assets, page F-19

24.   We note that you have $2 million in prepaid Coronavirus aid, relief, and economic security act retention credit. Please expand the disclosure to explain the nature and timing of this line item.

Note 9. Other Assets, page F-23

25.   We note that you had credit card reserve receivables of $5.2 million and $0 as of December 31, 2019 and 2020, respectively. Please expand the disclosure to explain the nature of this receivable and supplementally tell us the reason there is no reserve receivable as of December 31, 2020.

General

26.   Your post-IPO organizational structure appears to be in the form of an umbrella partnership-C corporation ("UP-C") that will treat "CLEAR Post-IPO Members" generally advantageously if they continue to hold their equity interests in an entity that is not taxed as a corporation for U.S. tax purposes. Please briefly explain how the UP-C structure and reorganization transactions achieves the tax benefits that is intended. Further, please provide an analysis of whether the tax consequences of the reorganization transactions, the tax receivable agreement, or the tax benefits expected to result from acquisitions of LLC Units from existing owners are material to an investor in the Class A

common stock. Finally, in an appropriate location, provide a discussion regarding why the company chose this structure for reorganization including both the positive and negative aspects.

27. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Janson